[redacted]

12011732

AB 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8-41811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin — (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Global Iivestors Distributors LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

X see attached Notarizations

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

(SEC Identification No. 8-41811)

Financial Statements and Supplementary Information

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 24 (Date) day of February (Month), 2012 (Year), by

(1) Colleen Martin (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Amy Freeman
Signature of Notary Public

AMY FREEMAN
Commission # 1931382
Notary Public - California
Orange County
My Comm. Expires Apr 2, 2015

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audit Report Form X-17A-5

Document Date: 2/24/12 Number of Pages: 2

Signer(s) Other Than Named Above: ____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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	X

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Managing Member
Allianz Global Investors Distributors LLC:

We have audited the accompanying statement of financial condition of Allianz Global Investors Distributors LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allianz Global Investors Distributors LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules 1, 2, and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 27, 2012

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2011

Assets

Current assets:		
Cash and cash equivalents	$	123,059,924
Distribution and servicing fees receivable		5,089,942
Receivable from affiliates		7,461,864
Prepaid expenses		908,553
Deferred sales charges		239,062
Other current assets		386,907
Total current assets		137,146,252
Deferred compensation award		2,121,867
Fixed assets, net of accumulated depreciation of $80,300		34,510
Total assets	$	139,302,629

Liabilities and Member's Capital

Current liabilities:		
Accounts payable and accrued expenses	$	13,857,517
Accrued compensation		23,660,723
Commissions payable		9,977,485
Payable to affiliates		3,933,932
Other current liabilities		397,002
Total current liabilities		51,826,659
Other accrued compensation		7,030,890
Total liabilities		58,857,549
Member's capital		80,445,080
Total liabilities and member's capital	$	139,302,629

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2011

Revenues:		
Servicing fees	$	65,220,661
Distribution fees		39,241,312
Marketing service fees		42,502,609
Sales fees and other		9,508,265
Interest income		245,848
Total revenues		156,718,695
Expenses:		
Commissions		101,235,828
Compensation and benefits		58,843,039
Marketing and promotional		15,487,407
General and administrative		24,091,830
Professional		4,137,284
Occupancy and equipment		6,783,462
Insurance		116,652
Other		1,308,164
Total expenses		212,003,666
Net loss	$	(55,284,971)

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Changes in Member's Capital

Year ended December 31, 2011

Member's capital, beginning of year	$	205,730,051
Net loss		(55,284,971)
Distributions		(70,000,000)
Member's capital, end of year	$	80,445,080

See accompanying notes to financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(55,284,971)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation of fixed assets		335,134
Amortization of deferred sales charges		6,786,377
Deferred sales charge assets originated		(10,895,828)
Contingent deferred sales charges received		1,155,135
Change in:		
Distribution and servicing fees receivable		35,112,500
Receivable from affiliates		28,898,295
Prepaid expenses		948,382
Other current assets		877,058
Deferred compensation award		(437,019)
Accounts payable and accrued expenses		(28,859,582)
Accrued compensation		(17,001,377)
Commission payable		(62,904,037)
Payable to affiliates		(1,732,699)
Other current liabilities		(527,338)
Other accrued compensation		(2,126,327)
Net cash used in operating activities		(105,656,297)
Cash flows from investing activities:		
Sale of deferred sales charge asset		47,966,394
Sale of property and equipment		3,481,617
Net cash provided by investing activities		51,448,011
Cash flows from financing activities:		
Distributions		(70,000,000)
Net cash used in financing activities		(70,000,000)
Net decrease in cash and cash equivalents		(124,208,286)
Cash and cash equivalents, beginning of year		247,268,210
Cash and cash equivalents, end of year	$	123,059,924

See accompanying notes to financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID or the Company) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. LLC (formerly known as Allianz Global Investors U.S. Retail LLC), which in turn is wholly owned by Allianz Asset Management of America L.P. (formerly known as Allianz Global Investors of America L.P.). AGID is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulator Authority (FINRA). Additionally, AGID is a former limited purpose futures commission merchant with the Commodity Futures Trading Commission (CFTC). Effective October 27, 2011, AGID was no longer required to be a limited purpose future commission merchant and its registration with the CFTC and membership with the National Futures Association were automatically withdrawn. AGID serves as the distributor and provides shareholder services to certain affiliated institutional and retail mutual funds (Proprietary Funds) for which Allianz Asset Management of America L.P. (AAM LP) and its subsidiaries provide investment management and advisory services.

Allianz SE indirectly owns the majority interest of AAM LP. Allianz SE is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Change in Business Operations

AGID is currently the primary distributor of the Proprietary Funds, which include Allianz-branded open-end and closed-end, retail share-class funds as well as managed accounts. In previous years and through February 13, 2011, AGID was also the primary distributor of Pacific Investment Management Company (PIMCO)-branded funds. AAM LP formed PIMCO Investments LLC, a wholly owned subsidiary of PIMCO LLC, which commenced operations on February 14, 2011 and is now the primary distributor of PIMCO Funds and various fixed income products. AGID has continued to be the primary distributor of the Allianz Funds and equity products. This two-platform distribution model will allow each broker/dealer to specialize and dedicate its distribution efforts to each brand.

In connection with the change in business operations, the marketing service agreement between PIMCO and AGID, whereby AGID earned a fee from PIMCO for marketing PIMCO Funds was terminated. Additionally, certain full time personnel transferred to PIMCO Investments LLC during 2011, which reduced the number of full time employees at AGID by 45%. AGID has provided transition payments for departing employees and provides retention awards to certain employees. The amount expensed by AGID related to these transition and retention awards during the year ended December 31, 2011 was $1,995,408 and is included in compensation and benefits in the accompanying statement of operations. The liability associated with these transition and retention awards of $2,586,100 is included in accrued compensation in the accompanying statement of financial condition.

(Continued)

(3) Significant Accounting Policies

(a) Cash and Cash Equivalents

AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money market deposit accounts, which are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Depreciation of Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation of office equipment and technical equipment is computed on a straight-line basis over their estimated useful lives, generally five years.

(c) Income Taxes

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax-paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income or losses of AGID are the responsibility of the member of AGID and are included in the tax returns of the member of AGID. The Company is subject to state and local taxes in certain jurisdictions.

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statements. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

The Company's filed income tax returns remain open to examination for tax years 2008 through 2010 for federal taxes, and 2007 through 2010 for state taxes.

(d) Distribution and Servicing Fees

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(e) Marketing Service Fees

AGID, Allianz Global Investors Fund Management LLC (AGIFM), and Allianz Global Investors Managed Accounts LLC (AGIMA), wholly owned subsidiaries of Allianz Global Investors U.S. LLC (AGI LLC), have a marketing services agreement whereby AGIFM and AGIMA compensate AGID for the acquisition of new assets under management. Marketing servicing fees are recognized as revenue by the Company as the services are performed.

(Continued)

(f) ***Sales Fees***

Commission revenues associated with securities transactions are recorded on a trade-date basis.

(g) ***Deferred Sales Charges***

Sales commissions paid to independent brokers and other investment advisers in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over the periods in which we estimate that they will be recovered from distribution plan payments or from contingent deferred sales charges, generally over 12 months to five years, depending on the share class, or until they are sold.

(h) ***Impairment of Long-Lived Assets***

AGID reviews its office equipment, technical equipment, and deferred sales charge assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. No impairment charges have been recorded in 2011.

(i) ***Use of Estimates***

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Such estimates include the valuation of distribution and servicing fees receivable, capitalized deferred sales charge assets, performance measurements under certain compensation arrangements, and receivables from affiliates. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

(j) ***Fair Value of Financial Instruments***

The carrying value of AGID's financial instruments approximates fair value. The carrying value of cash and cash equivalents, distribution and servicing fees receivable, receivables from affiliates, and accounts payable and accrued expenses approximate fair value due to their short maturity.

(Continued)

(4) Fixed Assets

The major classifications of fixed assets at December 31, 2011 are as follows:

Office equipment	$	104,257
Technical equipment		10,553
Total fixed assets		114,810
Less accumulated depreciation		80,300
	$	34,510

The Company recorded depreciation expense of $335,134 for the year ended December 31, 2011, which is included in occupancy and equipment in the accompanying statement of operations.

In connection with the change in business operations, computer equipment previously owned by AGID was sold to AAM LP at its net book value of $3,481,617. This equipment continues to service AGID and PIMCO Investments LLC, and related depreciation expense is allocated according to usage as further described in note 7.

(5) Revenues

Pursuant to the distribution agreements with the various funds, including the Allianz Funds and PIMCO Funds (through February 13, 2011) which are collectively known as the Funds, AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution fees and servicing fees, along with sales commission income.

AGID receives distribution fees generally ranging from 0.25% to 0.75% of the average daily net assets attributable to the Class B, C, and R shares of the Funds, and servicing fees equal to 0.25% of the average daily net assets attributable to Class A, B, C, D, and R shares of the Funds, except for the Class A and C shares of the Money Market fund, for which the fee is charged at a rate of 0.10%.

AGID receives a sales commission (up to 5.50% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of the Class A shares of the Funds.

(6) Deferred Sales Charges and Other Commission Payments

AGID pays initial trail commissions with respect to the Funds to participating brokers at rates set by management. Initial commissions are generally paid at a rate of 4% for Allianz Funds and 3% for PIMCO Funds (through February 13, 2011) for Class B shares and 1% for Class C shares.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of the average daily net assets for the Funds.

(Continued)

In connection with the distribution of the Class B and C shares, AGID advances commissions to independent brokers, which are capitalized as AGID is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds as well as contingent deferred sales. The contingent deferred sales charges are collected on certain early redemptions of such shares (as defined), unless the redemption relates to balances accumulated through reinvested dividends and capital gain distributions or appreciation on the account over the amount that was invested. The contingent deferred sales charge rate on Class B shares for Allianz Funds range from 5% down to 1% of the net asset value per shares in the first six years following the share purchase and previously distributed for PIMCO Funds range from 3.5% down to 0.50% of the net asset value per shares in the first six years following the share purchase. As of November 1, 2009, B Shares were no longer available for sale. Class C shares are also charged a contingent deferred sales charge of 1% if redeemed during the first year following purchase for both the Allianz and PIMCO funds.

Contingent deferred sales charges may also be received on the redemption of Class A at 1% of the net asset value of the redeemed shares, if the redemption exceeds certain thresholds.

These capitalized commission payments are sold to AGIFM at cost in the month subsequent to origination. Total sales of the deferred sales charge asset to AGIFM amounted to $47,966,394 during the year ended December 31, 2011.

(7) Related-Party Transactions

AGID reimburses AAM LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, legal, and other general and administrative services. Costs allocated to AGID for the year ended December 31, 2011 were $12,997,723, which are included in general and administrative expenses in the accompanying statement of operations. AGID incurred $3,159,416 in rental expense for the year ended December 31, 2011, which was allocated from AAM LP based upon square footage. Other occupancy and equipment costs allocated to AGID totaled $2,738,327 for the year ended December 31, 2011. These amounts are included in occupancy and equipment in the accompanying statement of operations. The payable to affiliates includes a liability to be paid to AAM LP in connection with these services and payables to other affiliates that have arisen in the ordinary course of business transactions, totaling $3,933,932.

AGID earned $10,060,252, and $19,981,443 of marketing service fees from AGIMA and AGIFM, respectively, during 2011.

From January 1, 2011 to February 13, 2011, PIMCO had reimbursed $9,768,356 to AGID for compensation and benefits, marketing support, and other fees in relation to distribution of PIMCO funds, which is included in marketing services fees in the accompanying statement of operations.

AGID provides marketing and client related services for NFJ Investment Group LLC (NFJ) and Allianz Global Investors Capital LLC (AGIC). AGID earned $2,060,283 and $291,575 for these services from NFJ and AGIC, respectively, during 2011 which is included in sales fees and other in the accompanying statement of operations.

(8) Benefit Plans

AAM LP is the sponsor of a defined contribution employee savings and retirement plan covering AGID employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible on the first day of the month following the start date. After the completion of one year of credited service, the Company matches an amount up to the first 5% of annual compensation, subject to Internal Revenue Code limits, contributed by the employees. The amount of expense incurred by AGID related to this plan during the year was $1,344,272. Under the Plan, AGID may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense incurred in 2011 by AGID related to discretionary contributions was $1,930,210. These amounts are included in compensation and benefits in the accompanying statement of operations.

AAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AAM LP.

AAM LP has various incentive compensation programs that compensate participants on the basis of increase in certain sales and provides discretionary bonuses. Compensation under these programs was $15,472,926 for the year ended December 31, 2011 and is included in compensation and benefits in the accompanying statement of operations.

AAM has a long-term incentive plan to reward certain key employees for the AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $6,662,893 for the year ended December 31, 2011 and is included in compensation and benefits in the accompanying statement of operations.

Certain employees of the Company are granted Stock Appreciation Rights (SAR) and Restricted Stock Units (RSU) from Allianz SE. A SAR constitutes the right to the cash payout of the difference between the price of Allianz SE stock at the time of exercise and the grant price of the SAR. Participants can exercise a SAR at the beginning of the third year and up until the end of the seventh year. The RSU constitutes the right to a cash or stock payout of the value of one share of Allianz SE stock at the time of exercise. The RSU vests after five years when the Company uniformly exercises them for all key employees. These awards are anticipated to be settled in cash; therefore, the value of these awards is calculated at the end of year period. The liability associated with these plans of $236,201 is included in other accrued compensation. The Company recognized compensation expense related to the plan during the year ended December 31, 2011 of $42,668, which is included in the compensation and benefits section in the accompanying statements of operations.

Certain AGID employees were granted deferred awards totaling $1,982,070, of which new deferred awards totaling $500,000 were granted in 2011. Upon grant, these deferred awards are contributed to the deferred

compensation plan sponsored by AAM LP. The awards are being amortized over a period of three to five years based upon the vesting requirements under the grant. Amounts amortized under the plan for the year ended December 31, 2011 totaled $229,945 and are included in compensation and benefits in the accompanying statement of operations.

(9) Contingencies

AGID is subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's financial condition or business. The Company expenses related legal fees as incurred.

(10) Net Capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2011, AGID had net capital of $63,902,375 for regulatory purposes, which was $59,978,536 in excess of its required net capital of $3,923,839. AGID's net capital ratio was 0.92-to-1.

(11) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 27, 2012, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified.

Schedule 1

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011

Member's capital	$	80,445,080
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		7,461,864
Net fixed assets		34,510
Other nonallowable assets		8,746,331
		16,242,705
Net capital before other deductions		64,202,375
Other deductions		300,000
Net capital	$	63,902,375
Computation of basic net capital requirement:		
Aggregate indebtedness	$	58,857,549
Ratio of aggregate indebtedness to net capital		0.92-to-1
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)		3,923,839
Excess net capital		59,978,536

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2011 computed by Allianz Global Investors Distributors LLC in its Form X-17a-5, Part II, filed with FINRA on January 26, 2012 and amended on February 27, 2012 does not differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying report of independent registered public accounting firm.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Exemption is claimed under Section K(1) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

Schedule 3

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Exemption is claimed under Section K(1) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Managing Member
Allianz Global Investors Distributors LLC:

In planning and performing our audit of the financial statements of Allianz Global Investors Distributors LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

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subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012